CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2007	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$80,790,643	$93,689,667
Marketable securities (note 3)	18,750	–
Amounts receivable and prepaids	1,304,805	489,846
Options exercised proceeds receivable (note 5)	–	3,740,000
Balance receivable from related parties (note 5)	496,486	192,480
	82,610,684	98,111,993

Equipment	715,589	633,445
Mineral property interests	168,221,821	168,221,821

Total Assets	$251,548,094	$266,967,259

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,820,706	$7,839,372

Future income tax liability	60,618,974	61,601,069
	66,439,680	69,440,441

Shareholders' equity
Share capital	359,308,123	357,364,087
Contributed surplus	13,304,171	10,061,913
Deficit	(187,502,380)	(169,899,182)
Accumulated other comprehensive income (loss) (note 2)	(1,500)	–
	185,108,414	197,526,818
Subsequent event (note 6)

Total Liabilities and Shareholders' Equity	$251,548,094	$266,967,259

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2007	2006

Expenses
Amortization	$30,000	$17,569
Conference and travel	167,860	178,101
Exploration (see schedule of exploration expenses)	13,737,578	6,877,060
Foreign exchange gain	(101,721)	(64,601)
Interest income	(968,384)	(132,391)
Legal, accounting and audit	286,667	163,259
Office and administration	1,284,816	748,506
Shareholder communication	119,290	83,342
Stock-based compensation - exploration (note 4(b))	1,639,101	382,773
Stock-based compensation - administration (note 4(b))	2,297,729	719,774
Trust and filing	92,357	106,790
Net loss before the following	18,585,293	9,080,182
Gain on sale of marketable securities	–	(194,381)
Net loss before taxes	18,585,293	8,885,801
Future income tax recovery	(982,095)	–
Loss for the period	$17,603,198	$8,885,801

Other comprehensive (income) loss
Unrealized loss on available-for-sale marketable securities (note 3)	$1,500	–
Other comprehensive (income) loss	$1,500	$–

Total comprehensive (income) loss	$17,604,698	$8,885,801

Basic and diluted loss per common share	$0.19	$0.15

Weighted average number of
common shares outstanding	91,755,754	60,803,556

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2007	2006

Operating activities
Loss for the period	$(17,603,198)	$(8,885,801)
Items not involving cash
Amortization	30,000	17,569
Future income tax recovery	(982,095)	–
Gain on sale of marketable securities	–	(194,381)
Shares received for property option agreement (note 3)	(20,250)	–
Stock-based compensation	3,936,830	1,102,547
Changes in non-cash working capital items
Amounts receivable and prepaids	(814,959)	(227,708)
Accounts payable and accrued liabilities	(2,018,666)	(174,500)
Balances receivable from and payable to related parties	(304,006)	(68,987)
Cash and equivalents used in operating activities	(17,776,344)	(8,431,261)

Investing activities
Purchase of equipment	(112,143)	–
Proceeds on sale of marketable securities	–	558,287
Cash and equivalents provided by (used for) investing activities	(112,143)	558,287

Financing activities
Common shares issued for cash, net of issue costs	1,249,463	5,647,188
Options exercised proceeds received	3,740,000	–
Cash provided from financing activities	4,989,463	5,647,188

Decrease in cash and equivalents	(12,899,024)	(2,225,786)
Cash and equivalents, beginning of period	93,689,667	12,948,640

Cash and equivalents, end of period	$80,790,643	$10,722,854

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–
Interest received	$968,384	$132,391

Non-cash investing and financing activities
Fair value of stock options allocated to shares issued upon
exercise	$694,572	$–

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Year ended
	March 31, 2007		December 31, 2006
	(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	91,685,519	$357,364,087	60,092,607	$132,361,949
Share purchase options exercised at $4.50 per share	15,734	70,803	19,932	89,694
Share purchase options exercised at $4.65 per share	–	–	100,000	465,000
Share purchase options exercised at $5.00 per share	–	–	1,897,500	9,487,500
Share purchase options exercised at $5.31 per share	85,066	451,701	99,932	530,639
Share purchase options exercised at $5.40 per share	15,400	83,160	64,933	350,638
Share purchase options exercised at $7.25 per share	88,800	643,800	22,498	163,111
Fair value of stock options allocated to shares issued on exercise	–	694,572	–	5,045,304
Warrants exercised at $5.00 per share, net of issue costs	–	–	6,985,344	34,004,171
Common shares issued pursuant to share purchase
agreement, net of issue costs	–	–	8,745,845	87,444,410
Common shares issued upon acquisition	–	–	14,002,268	89,194,447
Common shares returned to treasury	–	–	(345,340)	(1,772,776)
Balance at end of the period	91,890,519	$359,308,123	91,685,519	$357,364,087

Contibuted surplus
Balance at beginning of the period		10,061,913		7,289,377
Stock-based compensation		3,936,830		6,045,064
Common shares returned to treasury		–		1,772,776
Fair value of stock options allocated to shares issued on exercise		(694,572)		(5,045,304)
Balance at end of the period		$13,304,171		$10,061,913

Deficit
Balance at beginning of the period		(169,899,182)		(111,516,326)
Loss for the period		(17,603,198)		(58,382,856)
Balance at end of the period		$(187,502,380)		$(169,899,182)

Accumulated other comprehensive income (loss)
Unrealized loss on available-for-sale marketable securities (note 2)		(1,500)		–
Balance at end of the period		$(1,500)		$–

TOTAL SHAREHOLDERS' EQUITY		$185,108,414		$197,526,818

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2007	2006

Assays and analysis	$186,843	$50,511
Drilling	2,736,369	9,037
Engineering	524,826	2,363,905
Environmental	3,299,138	2,670,257
Equipment rental	25,511	13,217
Freight	324,801	86,930
Geological	343,652	163,393
Graphics	26,985	7,788
Helicopter	1,539,587	95,386
Option payments	(20,250)	–
Property fees and assessments	49,060	39,184
Site activities	3,053,429	422,866
Socioeconomic	1,504,129	836,650
Travel and accommodation	143,498	117,936
Incurred during the period	13,737,578	6,877,060
Cumulative expenditures, beginning of period	137,273,792	86,661,376
Cumulative expenditures, end of period	$151,011,370	$93,538,436

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements.

Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement.

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(b)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the consolidated balance sheet.

3.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Cost – common shares	75,000	20,250
Unrealized loss		(1,500)
Balance, March 31, 2007	75,000	18,750

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

In October 2006, the Company entered into an option agreement with Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, whereby Solomon will have the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), a non core property of the Company. Under the option agreement, Solomon is granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25,600 (completed). Under the option agreement to earn its 50% interest, Solomon must:

•

Issue to the Partners a total of 100,000 shares of Solomon and $35,000 or 200,000 common shares of Solomon (“Solomon shares”) by January 31, 2007 (completed). Solomon has opted to issue 200,000 Solomon shares, of which 75,000 were issued to the Company and 125,000 to Energold.

•	Incur exploration expenditures totaling $1,000,000 and issue to the Partners 200,000 Solomon shares and $35,000 or 400,000 Solomon shares by January 31, 2008.
•	Incur exploration expenditures cumulatively totaling $2,000,000 by January 31, 2009.

Solomon has the option to increase its interest to 60% by issuing to the Partners 300,000 Solomon shares and $100,000 by January 31, 2009 and incurring additional $1,000,000 in exploration expenditures by January 31, 2010.

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Share purchase options

The continuity of share purchase options for the period ended March 31, 2007 is:

	Exercise	Dec 31			Expired /	Mar. 31
Expiry date	price	2006	Granted	Exercised	cancelled	2007
September 28, 2007	$ 5.40	85,067	–	(15,400)	(16,667)	53,000
November 30, 2007	$ 4.50	150,068	–	(15,734)	–	134,334
November 30, 2007	$ 5.31	515,066	–	(85,066)	–	430,000
December 14, 2007	$ 5.37	15,000	–	–	–	15,000
April 30, 2009	$ 7.25	410,670	–	(28,800)	–	381,870
April 30, 2009	$ 9.81	62,500	–	–	–	62,500
April 30, 2009	$ 10.32	–	613,000	–	–	613,000
April 30, 2011	$ 7.25	1,125,000	–	(60,000)	(120,000)	945,000
February 20, 2012	$ 10.95	–	828,000	–	–	828,000
		2,363,371	1,441,000	(205,000)	(136,667)	3,462,704

Weighted average exercise price		$ 6.64	$ 10.68	$ 6.09	$ 7.02	$ 8.34

At March 31, 2007, there were 1,048,204 options exercisable, with a weighted average price of $5.99 per share.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The exercise prices of all share purchase options granted during the period ended March 31, 2007 were equal to the market price at the grant date. Using an option pricing model the estimated fair value of options have been recognized in the statement of operations based on the assumptions noted below:

	Three months ended
	March 31
	2007	2006
Exploration
Engineering	$457,968	$191,459
Environmental, socioeconomic and land	296,489	36,268
Geological	884,644	155,046
Exploration	1,639,101	382,773
Operations and administration	2,297,729	719,774

Total compensation cost recognized in
operations, credited to contributed surplus	$3,936,830	$1,102,547

The weighted average assumptions used to estimate the fair value of options for the period ended March 31, 2007 and 2006 were:

	Three months ended
	March 31
	2007	2006
Risk-free interest rate	4%	3.4%
Expected life	3.8 years	2.7 years
Vesting period	0 – 60 months	0 – 18 months
Expected volatility	62%	72%
Expected dividend yield	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended
	March 31
Transactions	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$1,239,556	$764,403
Sidev Holdings Ltd. (b)	34,978	51,713
Beattie Consulting Ltd.	–	1,950

	At March 31	At December 31
Balances receivable	2007	2006
Hunter Dickinson Inc. (a)	$496,485	$192,480
Northern Dynasty directors and employees (c)	–	3,740,000
	$496,485	$3,932,480

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances payable to HDI from time to time result from advances by HDI to the Company and from services rendered to, but not yet paid for by, the Company.

(b)

Sidev Holdings Ltd. is a private company controlled by the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, and provides project management services at market rates.

(c)

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons has been lifted (but within 90 days in any event unless a regulatory approval for an further extension is obtained). The common share certificates in respect of these exercised options were held by the Company and was not released until the required cash payment was received. In February 2007, the blackout was lifted and the cash payment relating to the exercised options were received by the Company.

6.	SUBSEQUENT EVENT

Subsequent to March 31, 2007, the Company issued 20,600 common shares pursuant to the exercise of share purchase options at $7.25 per share (10,600 options) and $5.37 per share (10,000 options).